UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Steven Wacaster

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.22% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 75.11% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 75.11% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP 20-8228643
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 173,137,688(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 173,137,688(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 173,137,688(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 79.29% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,829
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,829
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,829
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 75.11% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC 45-3443986
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 16,078,162(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 16,078,162(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 16,078,162(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 7.36%(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.

(2)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 16,986,984(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 16,986,984(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 16,986,984(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 7.70% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP 20-8228567
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 173,137,688(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 173,137,688(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 173,137,688(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 79.29% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC 20-8228323
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 173,137,688(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 173,137,688(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 173,137,688(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 79.29% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC 06-1463162
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 190,124,672(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 190,124,672(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 190,124,672(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 81.29% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 190,407,750(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 190,407,750(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 190,407,750(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 81.40%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2010 that vested in four equal installments of 3,000 on April 23, 2010, July 1, 2010, October 1, 2010, and January 3, 2011, 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2011 that vested in equal quarterly installments on the first trading day immediately following the end of each fiscal quarter of 2011, and 121,324 shares of restricted common stock issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2012 that are fully votable but that vested or will vest, as the case may be, in approximately equal installments on the first day of each fiscal quarter of 2012 and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan. Also includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 847.46 shares of common stock for each share of Series I Convertible Preferred Stock.
(2)	Based on 205,156,511 shares of common stock outstanding as of September 25, 2012.

Amendment No. 26 to Schedule 13D

This Amendment No. 26 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, and Amendment No. 25 filed on May 31, 2012. Except as specifically provided herein, this Amendment No. 26 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

LED Effects Redemption

On September 21, 2012, LED Holdings and LED Effects, Inc. (“LED Effects”) entered into a Redemption of Membership Interest (the “Redemption Agreement”) pursuant to which LED Holdings redeemed (the “Redemption”) the 1,000,000 Class B Units of LED Holdings held by LED Effects in exchange for 8,200,000 shares of common stock of Lighting Science Group Corporation (the “Issuer”). The Redemption effected the withdrawal of LED Effects as a member of LED Holdings and extinguished all rights and interests of LED Effects as a member of LED Holdings, including, without limitation, that exist pursuant to the Amended and Restated Limited Liability Company Operating Agreement of LED Holdings dated as of March 9, 2008, as amended, and any and all rights and interests related to the forgoing.

The foregoing description of the Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Redemption Agreement, which is included as Exhibit 10.1 to this Amendment No. 26 and is incorporated by reference herein.

Preferred Offering and Preemptive Rights Assignment

On September 25, 2012 (the “Issuance Date”), the Issuer entered into a separate Preferred Stock Subscription Agreement (together, the “Subscription Agreements”) with each of (i) Portman Limited (“Portman”) and (ii) Cleantech Europe II (A) LP (“Cleantech A”) and Cleantech Europe II (B) LP (“Cleantech B,” and together with Cleantech A, “Zouk”).

Pursuant to the Subscription Agreements, the Issuer issued an aggregate of 49,000 shares of the Issuer’s Series H Convertible Preferred Stock, par value $0.001 per share (“Series H Preferred Stock”), at a price of $1,000 (the “Stated Value”) per share (the “Preferred Offering”). In the Preferred Offering, (i) 24,500 shares of Series H Preferred Stock were issued to Portman, and (ii) 20,862 and 3,638 shares of Series H Preferred Stock were issued to Cleantech A and Cleantech B, respectively. The Issuer raised gross proceeds of $49 million in the Preferred Offering.

The consummation of the Preferred Offering satisfied the obligations of PCA and its affiliates to purchase, or cause to be purchased, an aggregate of 21,131 shares of Series H Preferred Stock or the Issuer’s Series I Convertible Preferred Stock, par value $0.001 per share (the “Series I Preferred Stock”), at a price of $1,000.00 per share as set forth in that certain Commitment Agreement, dated as of May 25, 2012, between the Issuer and PCA and certain affiliates thereof.

The Issuer initiated the Preferred Offering in accordance with the preemptive rights granted in the Certificate of Designation governing the shares of Series H Preferred Stock (the “Series H Certificate of Designation”) and the Certificate of Designation governing the shares of Series I Preferred Stock (the “Series I Certificate of Designation”). On September 25, 2012, the Issuer offered each holder of shares of Series H Preferred Stock and Series I Preferred Stock (collectively, the “Holders”) the right to purchase its Pro Rata Share (as defined in the Series H Certificate of Designation and the Series I Certificate of Designation) of 51,000 shares of Series H Preferred Stock (the “Offered Shares”) at a purchase price of $1,000 per share. In addition, any Holder, or such Holder’s permitted assignee, that elected to purchase at least 95% of its Pro Rata Share of the Offered Shares would be entitled to receive a Warrant (the “Offered Warrants”) to purchase up to 163.2653 shares (rounded to the nearest whole share) of the Issuer’s common stock, par value $0.001 per share, with respect to each Offered Share purchased by such Holder or permitted assignee. LSGC Holdings II, a Holder, on September 25, 2012, pursuant to a Series I Assignment of Preemptive Rights (the “Holdings II Assignment”), assigned its entire right to purchase up to 6,930 Offered Shares and its entire right to receive Offered Warrants to Portman (705 Offered Shares), Cleantech A (3,031 Offered Shares), and Cleantech B (3,194 Offered Shares). PCA Holdings, another Holder, on September 25, 2012, pursuant to a Series I Assignment of Preemptive Rights (the “PCA Holdings Assignment”), assigned its entire right to purchase up to 7,321 Offered Shares and its entire right to receive Offered Warrants to Portman.

The foregoing descriptions of the Holdings II Assignment and the PCA Holdings Assignment do not purport to be complete and are qualified in their entirety by reference to the full texts of the Holdings II Assignment and the PCA Holdings Assignment, which are included as Exhibits 10.2 and 10.3 to this Amendment No. 26 and are incorporated by reference herein.

Warrants and Commitment Agreement

As discussed above, each Holder (and following the Holdings II Assignment and PCA Holdings Assignment, the designated assignees identified above) that elects to purchase at least 95% of its Pro Rata Share of the Offered Shares is entitled to receive an Offered Warrant to purchase up to 163.2653 shares (rounded to the nearest whole share) of common stock with respect to each Offered Share purchased by such Holder.

The Offered Warrants are exercisable on or after the tenth business day following the third anniversary of the Issuance Date at an exercise price of $0.72 per share of common stock. If unexercised, the Offered Warrants expire upon the earlier of (i) a Change of Control of the Company (as defined in the Series H Certificate of Designation) prior to the three-year anniversary of the Issuance Date; (ii) the occurrence of any event that results in holders of shares of Series H Preferred Stock having a right to require the Issuer to redeem the shares of Series H Preferred Stock prior to the three-year anniversary of the Issuance Date; (iii) consummation of a Qualified Public Offering (as defined in the Series H Certificate of Designation) prior to the three-year anniversary of the Issuance Date; or (iv) receipt by the Issuer of a Redemption Notice (as defined in the Subscription Agreements). In addition, the Offered Warrants issued to Zouk expire immediately upon the occurrence of an Event of Default (as defined in Promissory Notes issued by Cleantech A and Cleantech B in connection with the Preferred Offering). The Offered Warrants also provide for certain anti-dilution adjustments.

On September 25, 2012, the Issuer entered into a Commitment Agreement (the “Commitment Agreement”) with PPIV pursuant to which the Issuer is obligated to buy from PPIV or its affiliates shares of common stock equal to the number of shares, if any, for which the Offered Warrants are exercised, up to an aggregate number of shares of common stock equal to the aggregate number of shares of common stock underlying all the Offered Warrants (the “Commitment Shares”). The purchase price for any Commitment Shares will be equal to the consideration paid to the Issuer pursuant to the Offered Warrant. With respect to any Offered Warrants exercised on a cashless basis, the consideration to PPIV in exchange for the number of shares of common stock issued to the exercising holder of Offered Warrants would be the reduction in the number of Commitment Shares equal to the reduction in the number of shares underlying the Offered Warrants.

Subject to certain limitations, PPIV has the right to cancel its obligations to the Issuer pursuant to the Commitment Agreement with respect to all or a portion of the Commitment Shares at any time (a “Pegasus Call”). Upon the exercise of a Pegasus Call, the Issuer will have the obligation to purchase that number of Offered Warrants equal to the number of Commitment Shares subject to the Pegasus Call for an amount equal to the consideration paid by PPIV pursuant to the such Pegasus Call.

The foregoing description of the Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Agreement, which is included as Exhibit 10.4 and is incorporated by reference herein.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of common stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 26 are incorporated herein by reference. Such information is based upon 205,156,511 shares of common stock outstanding as of September 25, 2012.

The disclosure regarding the Redemption Agreement, the Holdings II Assignment, the PCA Holdings Assignment and the Commitment Agreement in Item 4 are incorporated by reference herein.

On May 25, 2012, Richard Weinberg (“Mr. Weinberg”) resigned from the Issuer’s Board of Directors (the “Board”). Because Mr. Weinberg, a partner of an affiliate of Pegasus Capital Advisors IV, L.P. (“PCA IV”) and an employee of an affiliate of PCA IV, served on the Issuer’s Board as a representative of PCA IV, Mr. Weinberg did not have a right to any of the Issuer’s securities issued as director fees and PCA IV was entitled to receive all director fees payable by the Issuer in respect of Mr. Weinberg’s Board position. As previously reported, on March 23, 2012, the Issuer issued 84,034 shares of restricted common stock valued at $1.19 per share to PCA IV as director fees for Mr. Weinberg’s Board service.

The 84,034 shares of restricted common stock were to vest in substantially similar portions on the first day of each quarter of 2012. Each installment would only vest if the director for which the fees were being paid was serving on the Issuer’s Board on the vesting date. Due to Mr. Weinberg’s resignation from the Issuer’s Board, the installments of restricted common stock that were to vest on the first day of the third and fourth quarters of 2012, amounting to 42,018 shares in the aggregate, will no longer vest and the stock certificates for those shares have been cancelled by the Issuer. On May 25, 2012, the Board appointed Steven Wacaster (“Mr. Wacaster”) and Andrew Cooper (“Mr. Cooper”) as members of the Board. As of May 25, 2012, the Board granted PCA IV certain director fees in respect of Mr. Wacaster’s and Mr. Cooper’s Board service. Because Mr. Wacaster and Mr. Cooper, both partners of an affiliate of PCA IV and employees of an affiliate of PCA IV, serve on the Issuer’s Board as representatives of PCA IV, Mr. Wacaster and Mr. Cooper do not have a right to any of the Issuer’s securities issued as director fees and PCA IV is entitled to receive all director fees payable by the Issuer in respect of Mr Wacaster’s and Mr. Cooper’s Board positions. All securities issued as director fees for Mr. Wacaster’s and Mr. Cooper’s Board service were accordingly issued directly to PCA IV.

As of May 25, 2012, the Issuer granted PCA IV an option to elect to receive either 39,654 shares of Issuer restricted common stock valued at $1.52 per share or options to purchase 60,274 shares of Issuer common stock at an exercise price of $1.52 per share for Mr. Wacaster’s director fees and an identical option for Mr. Cooper’s director fees. These options were immediately exercisable by PCA IV and did not have fixed expiration dates but rather would remain outstanding through the time an election was made for PCA IV to receive the director fees in either Issuer restricted common stock or options to purchase Issuer common stock and PCA IV would thereafter exercise the option accordingly. On July 10, 2012, an election was made for PCA IV to receive the 39,654 shares of restricted common stock as director fees, PCA IV exercised each of its options to receive 39,654 shares of restricted common stock and the Issuer issued 79,308 shares of restricted common stock in the aggregate to PCA IV. The shares of restricted common stock that were issued for the period from May 25, 2012 through June 30, 2012, equal to 6,320 shares for each of Mr. Wacaster and Mr. Cooper, vested immediately upon issuance, and the remaining shares of restricted common stock vested or will vest in equal installments of 16,667 shares on the first day of the third and fourth quarters of 2012.

Pegasus Capital Advisors IV GP, LLC (“PCA IV GP”) is the general partner of PCA IV and Craig Cogut is the sole owner and managing member of PCA IV GP.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreements

The Subscription Agreement with Zouk provides Zouk with the right to designate one director to fill the current vacancy on the Issuer’s Board. For so long as Zouk continues to beneficially own at least 2,500 shares of Series H Preferred Stock, this director would serve as a member of the Board until such director’s resignation, death, removal or disqualification. The Issuer further agreed to submit to the stockholders of the Issuer an amendment and restatement to the Series H Certificate of Designation and Series I Certificate of Designation (the “Amended Certificates”) which would, among other things, provide Zouk with the right to elect one director to the Board and amend the date on which the Primary Investors (as defined in the Certificates of Designation) could require the Issuer to redeem the shares of Series H Preferred Stock and Series I Preferred Stock.

On September 25, 2012, the Issuer entered into a separate Voting Agreement (together, the “Voting Agreements”) with each of (i) RW LSG Holdings LLC (“Riverwood Holdings”) and (ii) PCA and LSGC Holdings II (collectively, “Pegasus”). Pursuant to the Voting Agreements, each of Riverwood Holdings and Pegasus has agreed to vote all shares of capital stock of the Issuer owned by such entities in favor of the Amended Certificates.

The Voting Agreements expire upon the earliest to occur of (i) the date on which the Amended Certificates are approved by the Secretary of State of the State of Delaware or (ii) the date on which the parties thereto agree in writing to terminate the Voting Agreements. Pursuant to the Voting Agreements, the Issuer may only terminate or amend the Voting Agreements with the unanimous approval of the Board.

The foregoing description of the Voting Agreement between the Issuer and Pegasus (the “Pegasus Voting Agreement”) does not purport to be complete and is qualified in its entirety by reference to the full text of the Pegasus Voting Agreement, which is included as Exhibit 10.5 and is incorporated by reference herein

Co-Sale Letter Agreement

On September 25, 2012, PCA, RW Holdings, Zouk and Portman (Portman, together with RW Holdings and Zouk, the “Co-Sale Offerees”) entered into a letter agreement (the “New Co-Sale Letter Agreement”). Pursuant to the New Co-Sale Letter Agreement, and subject to certain exceptions, in the event that PCA or certain of its affiliates proposes to transfer the Issuer’s securities, each of the Co-Sale Offerees will be entitled to participate in such transfer on the same terms and conditions for up to its pro rata share of the securities proposed to be transferred. The rights of the Co-Sale Offerees under the New Co-Sale Letter Agreement will terminate with respect to a given Co-Sale Offerree when such Co-Sale Offeree and its affiliates beneficially own less than 5% of the Issuer’s equity and debt securities, on an as-converted basis, that they owned on September 25, 2012.

Furthermore, as set forth in the New Co-Sale Letter, if PCA or any its affiliates, on the one hand, or a Co-Sale Offeree party to that certain amended and restated registration rights agreement of the Issuer, dated as of September 25, 2012, by and among the Issuer and the Co-Sale Offerees, on the other hand, exercises demand rights pursuant to their respective registration rights agreements, such exercising party shall deliver notice thereof to the other parties to the New Co-Sale Letter, and such other parties shall have the right to participate in such registration on a pari passu basis through a joint demand.

The foregoing description of the New Co-Sale Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the New Co-Sale Letter Agreement, which is included as Exhibit 10.6 and is incorporated by reference herein.

Control Event Letter Agreement

On September 25, 2012, PCA entered into a separate letter agreement (the “Control Event Letter Agreement”) with RW Holdings in which PCA agreed to provide an irrevocable proxy to RW Holdings in the event of a Control Event (as defined in the Series H Certificate of Designation) to vote PCA’s and its affiliates’ Issuer securities. The irrevocable proxy will remain in effect until the satisfaction in full or the waiver of the Redemption (as defined in the Series H Certificate of Designation) obligation which gave rise to the Control Event, in each case in accordance with the terms of the Series H Certificate of Designation. The occurrence of a Control Event would not be within the control of PCA or any of its affiliates, because a Control Event occurs upon the exercise of certain redemption rights by RW Holdings or upon certain other redemption events outside of the control of PCA or any of its affiliates. Upon delivery of the irrevocable proxy, PCA will have no control over how the underlying shares are voted by RW Holdings. The Control Event Letter Agreement and the New Co-Sale Agreement effectively replaced that certain letter agreement, dated as of May 25, 2012, by and between PCA and RW Holdings, which agreement was early terminated by the terms of the Control Event Letter Agreement. The Control Event Letter Agreement will terminate when RW Holdings and its affiliates beneficially own less than 5% of the Issuer’s equity and debt securities, on an as-converted basis, that they owned on May 25, 2012

The foregoing description of the Control Event Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Control Event Letter Agreement, which is included as Exhibit 10.7 and is incorporated by reference herein.

Zouk Director Letter Agreement

On September 25, 2012, PCA entered into a separate letter agreement (the “Zouk Director Letter Agreement”) with Zouk in which PCA agreed to provide an irrevocable proxy to Zouk to vote PCA’s and its affiliaties’ Issuer securities for the election of one director in the event that (a) Zouk’s director nominee is not elected to serve as a director at the Issuer’s next annual meeting and (b) the Series H Certificate of Designation is not amended to provide Zouk with the right to elect one director to the Issuer’s Board. The rights of Zouk under the Zouk Director Letter Agreement and any irrevocable proxy will terminate on the earlier of (i) when Zouk and its affiliates beneficially own less than 2,500 shares of the Issuer’s Series H Preferred Stock, (ii) the amendment of the Series H Certificate to provide Zouk with the right to elect one director to the Issuer’s board of directors and (iii) an act or omission by Zouk resulting in an Event of Default under the promissory notes issued by Zouk to the Issuer in respect of the Series H Preferred Stock purchased by Zouk pursuant to Zouk’s Subscription Agreement.

The foregoing description of the Zouk Director Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Zouk Director Letter Agreement, which is included as Exhibit 10.8 and is incorporated by reference herein.

The disclosure regarding the Redemption Agreement, the Holdings II Assignment, the PCA Holdings Assignment and the Commitment Agreement in Item 4 are incorporated by reference herein.

The Redemption Agreement, the Holdings II Assignment, the PCA Holdings Assignment and the Commitment Agreement are incorporated by reference as Exhibits 10.1, 10.2, 10.3 and 10.4 to this Amendment No. 26 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Redemption of Membership Interest, dated September 21, 2012, by and between LED Effects, Inc. and LED Holdings, LLC.

10.2	Series I Assignment of Preemptive Rights, dated September 25, 2012, by and among LSGC Holdings II LLC, Portman Limited, Cleantech Europe II (A), L.P. and Cleantech Europe II (B), L.P.

10.3	Series I Assignment of Preemptive Rights, dated September 25, 2012, by and between PCA LSG Holdings, LLC and Portman Limited.

10.4	Commitment Agreement, dated September 25, 2012, by and among Lighting Science Group Corporation and Pegasus Partners IV, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 27, 2012).

10.5

Voting Agreement, dated as of September 25, 2012, by and among Lighting Science Group Corporation, Pegasus Capital Advisors, L.P. and LSGC Holdings II LLC (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 27, 2012).

10.6	Co-Sale Letter Agreement, dated September 25, 2012, by and among Pegasus Capital Advisors, L.P., RW LSG Holdings LLC, Cleantech Europe II (A) L.P., Cleantech Europe II (B) L.P. and Portman Limited.

10.7	Letter Agreement, dated September 25, 2012, by and between RW LSG Holdings LLC and Pegasus Capital Advisors, L.P.

10.8	Letter Agreement, dated September 25, 2012, by and among Pegasus Capital Advisors, L.P., Cleantech Europe II (A) L.P. and Cleantech Europe II (B) L.P.

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2012

LED HOLDINGS, LLC

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Jason Schaefer
Name: Jason Schaefer
Title: General Counsel and Secretary

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT